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                              PORTER & HEDGES, LLP
                         ATTORNEYS AND COUNSELORS AT LAW
                          1000 MAIN STREET, 36TH FLOOR
                            HOUSTON, TEXAS 77002-6336
       BRYAN K. BROWN
           PARTNER           --------------------------
 Tel. Direct (713) 226-6691                                  MAILING ADDRESS:
  Fax Direct (713) 226-6291    TELECOPIER (713) 228-1331      P.O. BOX 4744
   BBROWN@PORTERHEDGES.COM     TELEPHONE (713) 226-6000   HOUSTON, TX 77210-4744

                                  July 12, 2006

                                                                     005708/0012

Via EDGAR and Federal Express

Tangela Richter
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

         Re:      Blue Dolphin Energy Company
                  Registration Statement on Form S-3
                  Filed May 15, 2006
                  File No. 333-134156

                  Form 10-QSB for the quarterly period ended December 31, 2004 Filed May 15, 2006
                  File No. 000-19580

Dear Ms. Richter:

      This letter is in response to your letter dated June 14, 2006, to Blue Dolphin Energy Company (the "Company") transmitting the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the filings referred to above. We are also sending to the Staff, by courier, a copy of Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-134156, and a copy of the Form 10-QSB/A for the quarter ended March 31, 2006, marked to show changes from the prior filings.

      Our responses below are keyed to the comment captions in the June 14, 2006 comment letter.

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Ms. Tangela Richter
July 12, 2006
Page 2

FORM S-3 FILED MAY 15, 2006

Selling Stockholders, page 11

1. The Company informs you that the selling stockholders identified in the registration statement who are registered broker-dealers received the shares as compensation for investment banking services. The Company also informs you that the selling stockholders identified in the registration statement that are affiliates of registered broker-dealers (i) purchased the securities in the ordinary course of business and (ii) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Plan of Distribution, page 13

2. The Company has revised the disclosure in the Registration Statement to provide that the selling stockholders may only engage in short sales after the Registration Statement has been declared effective. To the Company's knowledge, no selling stockholder has entered into any short sales of the common stock to be offered pursuant to the Registration Statement or has any intent to do so prior to the effectiveness of the Registration Statement.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Controls and Procedures, page 59

3. The Company notes your comment regarding this disclosure and will avoid using similar language in future filings. When applicable, the Company will clearly state that there were changes in its internal control over financial reporting that occurred during the relevant quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006

Controls and Procedures, page 21

4. The Company has revised the Form 10-QSB to clarify that its officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

5. The Company has revised the Form 10-QSB to include the disclosure required by Item 308(c) of Regulation S-B.

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Ms. Tangela Richter
July 12, 2006
Page 3

      This letter has been prepared at the direction of, reviewed and approved by, the appropriate senior officers of the Company. Please call the undersigned at (713) 226-6691 with any additional comments or questions you may have.

                                    Regards,

                                    /s/ Bryan K. Brown
                                    -------------------------------
                                    Bryan K. Brown

cc:      Ms. Carmen Moncada-Terry
         Mr. Michael J. Jacobson
         Mr. Gregory W. Starks